Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

October 29, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 22, 2013
File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the responses of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) conveyed by telephone on October 28, 2013 with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013, September 20, 2013, October 8, 2013 and October 22, 2013 (the “Registration Statement”). In order to facilitate your review, we have summarized each comment in its entirety in the original numbered sequence. Changed pages reflecting the updated disclosure (as described below) to be included in the Registrants’ next amendment to the Registration Statement are attached hereto as Exhibit A.

1.	Please revise your calculation of ESH REIT’s pro forma net income to show the build to pro forma net income for the twelve months ended June 30, 2013, beginning with pro forma net income for the twelve months ended December 31, 2012.

Response:

The Registrants have revised the disclosure in response to the Staff’s comment.

2.	Please provide a separate calculation of cash available for distribution for Extended Stay America, Inc.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure to provide a separate calculation of cash available for distribution for the Company.

Securities and Exchange Commission October 29, 2013 Page 2 of 3

3.	Please revise your disclosure to provide the expected quarterly and annual distribution amount to be paid by each company.

Response:

As discussed with the Staff and as provided in the draft disclosure, the Registrants intend to pay the expected distributions principally from cash flow generated by ESH REIT. In the event distributions in respect of the ESH REIT Class B common stock are not sufficient to meet the Registrants’ expected distributions on the Shares, the expected distributions on the Shares may be completed through distributions in respect of the Company common stock. Accordingly, because the Registrants do not know the proportion of the expected distribution to be paid by each entity on a quarterly basis and ESH REIT intends to pay the full amount of the expected distributions on the Shares to the extent it has cash available, the Registrants do not believe it is appropriate to provide separate expected distribution amounts to be paid by each Registrant. The Registrants believe it would be misleading to provide separate expected distribution amounts for the Company common stock and ESH REIT Class B common stock because it would not reflect the Registrants’ actual expectation and would be subject to variability.

Securities and Exchange Commission October 29, 2013 Page 3 of 3

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)

Shannon Sobotka (Securities and Exchange Commission)

Bob Telewicz (Securities and Exchange Commission)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)